Rule 424(b)(3)
Registration No. 333-14258

Addendum to Prospectus Supplement Dated January 14, 2002

Dated: April 1, 2003

STATE OF ISRAEL
EIGHTH INFRASTRUCTURE AND ABSORPTION ISSUE
ZERO COUPON DOLLAR SAVINGS BONDS

The purchase price of each State of Israel Eighth Infrastructure and Absorption Issue Zero Coupon Dollar Savings Bond due to mature ten years from Issue Date during the Sales Period commencing April 1, 2003 and terminating on April 30, 2003 is $3,335, representing an effective yield to maturity of 6.05%.

To ensure purchase of a Bond at such price, the purchase price and all supporting documentation must be received by Development Corporation for Israel by April 25, 2003.

Effective as of December 1, 2002, the name and principal office of the fiscal agent is The Bank of New York, 101 Barclay Street, New York, New York, 10286, Attention: Corporate Trust Administration. The telephone number is (212) 495-1784.

Effective February 5, 2002, the purchase price and effective yield to maturity of the bonds will be determined two business days before the first day of the month of issue.

Effective as of October 18, 2002, the aggregate maturity amount of the Eighth Infrastructure and Absorption Issue Zero Coupon Dollar Savings Bonds offered under this prospectus has been increased to $600,000,000.

If we were to sell all of the bonds at the current offering price, we would receive $313,490,000 of the proceeds from the sale of the bonds, after paying the underwriters’ commission which would not exceed $20,010,000 and before expenses estimated at $110,000.

This prospectus is also available in electronic format on the Internet web site maintained by the Development Corporation for Israel (DCI) at www.israelbonds.com. Effective as of September 1, 2002, Customer Information Forms and Investment Forms are also available to print from the DCI web site. Customer Information Forms and Investment Forms must be printed, completed and returned to DCI, and may not be submitted electronically. Other than this prospectus in electronic format, any information on the web site relating to this offering is not part of this prospectus and has not been approved or endorsed by Israel or DCI and should not be relied upon by investors.